JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

04030326

PECD/JAK

17 May 2004

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

RECEIVED
2004 MAY 24 P 1:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **SABMiller acquires Aurora Brewery in Romania - 10 May 2004**
2. **SABMiller announces offer for Harbin Brewery Group Limited - 5 May 2004**
3. **SABMiller plc announces refinancing of its revolving credit facility - 4 May 2004**
4. **Schedule 10 Notification of Major Interests in Shares - 30 April 2004**
5. **Reviewed Preliminary Results for the ABI Group for the year ended 31 March 2004 - 29 April 2004**
6. **Schedule 10 Notification of Major Interests in Shares - 23 April 2004**
7. **Schedule 10 Notification of Major Interests in Shares - 31 March 2004**
8. **SABMiller plc Trading Update - 23 March 2004**
9. **SABMiller announces new joint ventures with Castel Group in Algeria and Morocco - 18 March 2004**
10. **SABMiller plc Notice re EBT - 4 February 2004**

Yours faithfully
For and on behalf of
JCI (London) Limited

pp

P E C Dexter
Secretary

dw 5/24

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

NEWS RELEASE

RECEIVED
2004 MAY 24 P 1:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref: 08/04

SABMILLER PLC ACQUIRES AURORA BREWERY IN ROMANIA

London and Johannesburg, 10 May 2004. SABMiller plc ("SABMiller") announces that it has agreed to acquire a controlling interest of 81.1% in the Romanian brewing company Aurora S.A. ("Aurora"). The expected purchase of additional shares prior to closing will increase SABMiller's share holding to at least 90%. The acquisition is conditional upon Romanian Competition Council approval and the fulfilment of certain technical requirements.

Aurora has one brewery, located in the city of Brasov in central Romania, and a national market share of 5.2%. The brewery has an annual capacity of 680,000 hectolitres and annual sales of 659,000 hectolitres. The value of the net assets to be acquired is approximately US$16.2 million and the purchase consideration implies a 2003 EBITDA multiple of less than 5.0 times.

Aurora brewery will become SABMiller's fourth in Romania, joining its other operations in Cluj-Napoca, Buzau, and Timisoara. Aurora's main brands are Ciucas and a recently launched PET brand Cerbul, both of which have a strong regional presence. The acquisition offers the opportunity to grow these brands via SABMiller's existing distribution platform. Following the transaction SABMiller will have a market share in Romania of approximately 20%, a strong number two position in the market.

Graham Mackay, Chief Executive of SABMiller, commented: "This acquisition complements our existing operations in Romania and strengthens our overall position in central Europe. Aurora brings to SABMiller a strong local brand portfolio, an excellent distribution platform in central Romania, and a quality production site in a region with a rich brewing heritage. The acquisition builds on our strategy of optimising and expanding our positions in developing markets and we anticipate brand, procurement and distribution benefits from integrating Aurora with our existing Romanian operations."

Ends

Notes to Editors

SABMiller plc is one of the world's largest brewers, with 2002/03 lager volumes in excess of 115 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2003, the group generated US$770 million pre-tax profit from a turnover of US$9,112 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

SABMiller has been operating in Romania since 1996 and currently runs three breweries with a total capacity of 2.1 million hectolitres, employing approximately 1,100 people. SABMiller's existing operations are located in Cluj-Napoca, Buzau, and Timisoara, the latter acquired in 2001. These operations had combined output of 1.9 million hectolitres in calendar year 2003, representing 15.3% of the market. SABMiller's brands in Romania include Ursus Premium, Timisoreana Lux, Miller Genuine Draft and Pilsner Urquell. The location of Aurora is in central Romania (330km from Cluj-Napoca, 180km from Buzau and 450km from Timisoara). The Romanian beer market is approximately 12.8 million hectolitres and grew by 12% in 2003.

This announcement is available on the company website. www.sabmiller.com

Contacts:

Sue Clark
Director of Corporate Affairs — Tel: + 44 (0) 20 7659 0184
SABMiller plc — Mob: + 44 (0) 7850 285471

Gary Leibowitz
Vice President, Investor Relations — Tel: +44 (0) 20 7659 0119
SABMiller plc — Mob: +44 (0) 7717 428540

Nigel Fairbrass
Head of Corporate Communications (Finance) — Tel: +44 (0) 20 7659 0105
SABMiller plc — Mob: +44 (0) 7799 894265

SABMiller Announces Offer for Harbin Brewery Group Limited

Hong Kong, 5th May 2004 -- SABMiller plc, one of the world's largest brewers, has announced an offer for the entire issued share capital of Harbin Brewery Group Limited ("Harbin") of HK$ 4.30 in cash per share. SABMiller currently owns approximately 29.4% of Harbin and this offer is conditional upon acceptances of the offer resulting in SABMiller holding more than 50% of the issued share capital.

The offer price of HK$4.30 per share represents a premium of approximately 33.3% to the price of HK$3.225 per share as quoted on Friday, 30th April, the last day before trading in Harbin's shares was suspended. The offer price also represents a premium of approximately 23.5% and 26.0% over the weighted average price of the Company's shares during the last thirty days and the last six months prior to the suspension of trading, of HK$3.483 and HK$3.412 respectively. Based on the audited consolidated financial statements of the Group as at and for the year ended 31st December 2003, the offer price represents a price to earnings multiple of approximately 37.7 times the fully diluted consolidated earnings per share of the Company of approximately HK$0.11 and a premium of 303.2% over the Company's net asset value per share of approximately HK$1.07.

Graham Mackay, Chief Executive of SABMiller said: "We believe this offer represents excellent value to Harbin's shareholders and a powerful strategic fit with our existing joint venture operations in North East China. Harbin provides SABMiller with the opportunity to enhance its local brand portfolios to the benefit of consumers, and further develop our regional leadership. Moving to a majority ownership position is a natural progression in our commitment to China and its strongly growing brewing sector. Majority ownership and commitment by SABMiller will ensure a successful future for Harbin.

"The offer is fully supported by our partner, China Resources Enterprise, Limited and opens potential opportunities to explore and take advantage of further co-operation with our existing joint venture China Resources Breweries."

SABMiller's successful investment strategy in China spans a period of more than 10 years. SABMiller is one of the leading brewers in China, with interests in 30 breweries in North East and Central China.

Anglo Chinese is the financial advisor to SABMiller on this transaction.

Ends

Notes to editors

SABMiller plc is one of the world's largest brewers, with major brewing and distribution operations in America, Africa, Europe and Asia. It has a brewing presence in over 40 countries and some 45,000 employees. In the year ending 31 March 2003, SABMiller generated US$770 million pre-tax profit from turnover of US$9.1 billion. The company is listed on both the London and the Johannesburg stock exchanges. SABMiller, through its joint venture, China Resources Breweries, operates [30] breweries in [9]

provinces in China with total volumes of over 27 million hectolitres in the year ended 31 March 2003. It entered the China market in 1994 and is one of the few profitable foreign brewers operating in China.

This announcement is available on the company website. www.sabmiller.com

For more information, please contact:

SABMiller plc

Sue Clark
Director of Corporate Affairs + 44 20 7659 0184

Gary Leibowitz
Vice President, Investor Relations + 44 7717 428 540

Nigel Fairbrass
Head of Corporate Communications (Finance) + 44 7799 894 265

Burson-Marsteller

Katherine Khoo + 852 2963 6728 or + 852 9457 1746

Stephen Thomas + 852 2963 6705 or + 852 6194 9013

SABMiller plc announces refinancing of its revolving credit facility

4th May 2004

SABMiller plc announces that it has agreed terms for a refinancing of its revolving credit facility. The new syndicated facility for a total amount of US$1 billion, replacing the Group's existing US$720 million facility, was priced at a floating rate of LIBOR plus 32.5 basis points, and will be used for general corporate purposes.

SABMiller plc

SABMiller Plc is one of the world's largest brewers, with 2002/03 lager volumes in excess of 115 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-cola products in the world.

In the year ended 31 March 2003, the group generated US$770 million pre-tax profit from a turnover of US$9,112 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website. www.sabmiller.com

Contacts:

Gary Leibowitz
Vice President, Investor Relations
SABMiller plc

Tel: +44 (0) 20 7659 0119
Mob: +44 (0) 7717 428 540

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SABMiller plc

2. Name of shareholder having a major interest

Brandes Investment Partners, LLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of party named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of US$0.10 each

10. Date of transaction

Not disclosed. Figures given as at 23 April 2004

11. Date company informed

Notification received on 29 April 2004

12. Total holding following this notification

36,714,038 ordinary shares and 8,096,293 American Depository Receipts.

13. Total percentage holding of issued class following this notification

4.5 % of issued ordinary share capital

14. Any additional information

Each American Depository Receipt is the equivalent of one (1) ordinary share of SABMiller plc.

15. Name of contact and telephone number for queries

Lorraine Sadkowski 01483 264026

16. Name and signature of authorised company official responsible for making this notification

Lorraine Sadkowski Company Secretarial Officer

Date of notification

30 April 2004

REVIEWED PRELIMINARY RESULTS FOR THE ABI GROUP FOR THE YEAR ENDED 31 MARCH 2004

Amalgamated Beverage Industries Limited (ABI), a subsidiary of SABMiller plc, has reported its preliminary reviewed group results in Johannesburg for the year ended 31 March 2004. The text of ABI's announcement follows. It should be noted that the preliminary group results have been prepared to conform to South African Statements of Generally Accepted Accounting Practice.

Enquiries to:
Sandra Pienaar
Company secretary
Telephone: +27 11 719 1400

Highlights

- Beverage volumes up 7.8% to 13 million hectolitres
- Sales revenue grows by 12.9% to R5.6 billion
- Trading profit increases by 20.4%, exceeding R1 billion
- Adjusted headline earnings increase by 21.1% to R775 million
- Dividends per share increase by 21.7% to 280 cents per share

Overview

ABI has delivered a good set of results for the year ended March 2004 through strong volume growth, revenue management and ongoing productivity gains. The sales volume growth of 7.8% for the year was a function of sustained increases in consumer disposable income, favourable weather conditions in the peak summer season, brand innovations and effective market execution. Mainstream carbonated soft drink volumes increased by 6.8%, while other soft drinks grew by 31.0%. The latter now contribute 5.0% to the total volumes sold, up from 4.3% at the end of the previous financial year.

Financial performance

Adjusted headline earnings increased by 21.1% compared to the prior year. This increase is calculated after adjusting for the benefit of the R69 million deferred tax adjustment arising from an assessed tax loss within New Age Beverages, which was accounted for in the F03 results, and more correctly reflects ABI's underlying trading performance. Unadjusted headline earnings increased by 9.3%.

The positive sales revenue growth of 12.9% was driven by the combined effect of volume growth and selling price increases. This was partly offset by package mix changes and growth in non-carbonated soft drink contributions.

Gross margins reflected an improvement from 38.4% to 40.1%, largely as a result of moderated increases in raw material costs in the latter half of the year. Results also benefited from sustained improvements in manufacturing and supply chain efficiencies.

Trading profit grew by 20.4% over the prior year, strengthening ABI's trading margin to 18.7% from 17.5%, as further overhead productivity gains were realised in areas of manufacturing and distribution. These sustainable productivity improvements were temporarily moderated by the impact of a write-down of fixed assets in the hands of customers following a detailed review of coolers and discontinued returnable containers in the trade.

Working capital management excluding an increase in prepayments for the purchase of glass and resin at attractive Rand rates, continued to show improvements. ABI has more than R800 million cash on hand and in the financial year invested R450 million in fixed assets to maintain and expand operations. The large investment in returnable containers was made to ensure sufficient capacity to meet peak and future market demands.

Sustainability

ABI continues to take a holistic approach to business sustainability with appropriate investment in health and safety, the environment and the communities within which the company operates. In this regard, good progress was made in NOSA and ISO 14000 ratings during the year. Further investments in sophisticated bottle inspection equipment resulted in improved product quality results.

ABI's staff Hiv/Aids programme, covering awareness, voluntary testing and treatment at company cost progressed in the year. Reasonable progress has been made in staff volunteering for testing – this is seen as the key first step in the management and prevention of the disease within the group.

In the broader community, ABI continues to support initiatives that lessen the effect of Hiv/Aids through partnerships with NOAH (Nurturing Orphans of Aids for Humanity) and The Starfish Foundation. Two NOAH community 'Arks' have been built with ABI support.

ABI has participated in, and met the requirements for, the JSE Socially Responsible Investment Index, which is to be launched shortly.

Outlook

Sales volumes are expected to continue the positive momentum in the new financial year albeit at a lower rate than achieved in the year under review. Alongside a constructive pricing outlook, major input costs are likely to remain relatively stable for the year, subject to Rand volatility. Further productivity improvements are planned in the optimisation of the distribution grid. While the level of competition has increased over the past year, ABI remains confident that through proactive brand and marketing initiatives the company's market position will be maintained. Management expects continued real growth in earnings in the coming year but at a lower rate than that of the current year.

Accounting policies

These results have been compiled in accordance with the South African Statements of Generally Accepted Accounting Practice and the listing requirements of the JSE Securities Exchange South Africa and Schedule 4 of the South African Companies Act. With the exceptions noted below, the accounting policies and methods of computation used in the preparation of the results are consistent in all material respects with those

adopted in the annual financial statements for the year ended 31 March 2003. The following exceptions should be noted:

- Accounting statement AC133 dealing with the recognition and measurement of financial instruments, has been applied in preparation of the results for the year.
- The ABI Executive Share Incentive Scheme and ABI Share Purchase Scheme have been consolidated in accordance with the requirements of the JSE Securities Exchange South Africa.

The net effect of the above changes in accounting policy on retained income was immaterial.

Ernst & Young, the company's external auditors, have reviewed the financial results. A copy of their unmodified report is available for inspection at the company's registered office.

Declaration of dividend number 57

Notice is hereby given that on 29 April 2004, the board of directors declared a final dividend of 231 cents per share (2003: 189.6 cents) for the year ending 31 March 2004. This dividend will be paid out of profit on ordinary activities after taxation, as determined by the directors, to ordinary shareholders recorded as such in the register at the close of business on the record date, Friday, 25 June 2004. The last date to trade to participate in the dividend is Friday, 18 June 2004. Shares will commence trading ex-dividend from Monday, 21 June 2004.

The important dates pertaining to this dividend are as follows:

Last day to trade "cum" dividend	Friday, 18 June 2004
Shares trade "ex" dividend	Monday, 21 June 2004
Record date	Friday, 25 June 2004
Payment date	Monday, 28 June 2004

Share certificates may not be dematerialised or rematerialised between Monday, 21 June 2004 and Friday, 25 June 2004, both days inclusive.

Group income statements

	2004 Year ended 31 March Rm (Reviewed)	2003 Year ended 31 March Rm (Audited)	% Change
Revenue	**5,666**	5,016	13

Sales revenue	**5,571**	4,933	13
Cost of sales	**(3,339)**	(3,041)	
Gross profit	**2,232**	1,892	
Net operating costs	**(1,192)**	(1,028)	
Trading profit before goodwill amortisation	**1,040**	864	20
Goodwill amortisation	**(78)**	(78)	
Operating profit	**962**	786	
Income from an associate	**48**	47	
Profit on ordinary activities before interest and taxation	**1,010**	833	21
Net finance income	**66**	56	
Profit on ordinary activities before tax	**1,076**	889	
Taxation	**(377)**	(242)	
Current taxation	**(342)**	(276)	
Deferred taxation	**7**	65	
Secondary tax on companies	**(42)**	(31)	
Profit on ordinary activities after tax	**699**	647	
Equity minority interests	**(11)**	(15)	
Net profit for the year	**688**	632	

Reconciliation of headline earnings (Rm)			
Net profit for the year	**688**	632	9
Loss/(profit) on disposal of property, plant and equipment after tax	**9**	(1)	
Goodwill amortisation	**78**	78	
Headline earnings	775	709	9
Deferred tax adjustment due to assessed loss	-	(69)	
Adjusted headline earnings	775	640	21
Earnings per share (cents)			
Basic earnings	**450**	416	8
Headline earnings	**507**	466	9
Adjusted headline earnings	**507**	421	20
Dividends per share (cents)	**280**	230	22
Net asset value per share (cents)	**2 359**	2 154	10
Number of ordinary shares in issue (million)	**153**	152	
Weighted average number of ordinary shares in issue (million)	**153**	152	

Group balance sheets

	2004 31 March Rm (Reviewed)	2003 31 March Rm (Audited)
ASSETS		
Non-current assets	**3,010**	2,933
Property, plant and equipment	**1,615**	1,459
Investment properties	**3**	4

Goodwill	**1,107**	1,185
Investment in an associate	**235**	216
Deferred taxation asset	**50**	69
Current assets	**1,580**	1,370
Inventories	**309**	270
Trade and other receivables	**309**	298
Prepayments	**160**	29
Cash and cash equivalents	**802**	773
Total assets	**4,590**	4,303
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital and premium	**1,614**	1,599
Non-distributable reserves	**(5)**	2
Accumulated profits	**1,976**	1,652
Ordinary shareholders' funds	**3,585**	3,253
Minority interest	**24**	21
Total shareholders' funds	**3,609**	3,274
Non-current liabilities	**214**	255
Long-term loans	**6**	11
Deferred taxation liability	**107**	130
Deferred income	**74**	89
Retirement benefit obligation	**27**	25
Current liabilities	**767**	774
Trade and other payables	**707**	688
Provisions	**47**	18
Current taxation	**13**	68
Total equity and liabilities	**4,590**	4,303
Future capital expenditure		
Contracted	**6**	76
Authorised by the directors but not yet contracted	**437**	401

Group cash flow statements

	2004 Year ended 31 March Rm (Reviewed)	2003 Year ended 31 March Rm (Audited)
Trading profit before goodwill amortisation	**1,040**	864
Depreciation	**217**	180
Non-cash items	**1**	56

(Increase) / decrease in working capital	**(126)**	37
Cash generated from operating activities	**1,132**	1,137
Dividend income	**28**	23
Normal tax paid	**(394)**	(266)
Secondary tax on companies paid	**(42)**	(31)
Net cash inflow from operating activities	**724**	863
Finance income received	**73**	53
Finance costs paid	**-**	(3)
Dividends paid	**(366)**	(277)
Net cash retained	**431**	636
Cash utilised in investment activities	**(409)**	(321)
Investment to maintain and upgrade operations	**(209)**	(127)
Investment to expand operations	**(241)**	(227)
Proceeds on assets sold	**41**	33
Cash effects of financing activities	**10**	11
Long-term loans (repaid) / incurred	**(5)**	11
Premium on issue of share capital used for share options	**15**	-
Analysis of movement in cash and cash equivalents		
Balance at the beginning of the year	**(773)**	(450)
Currency translation reserve	**3**	3
Balance at the end of the year	**802**	773
Increase in cash and cash equivalents	**32**	326

Statements of changes in equity

	Ordinary share capital Rm	Ordinary share premium Rm	Non-distributable reserves Rm	Accumulated profit Rm	Ordinary shareholders' funds Rm	Minority interests Rm	Total shareholders' funds Rm
Balance at 31 March 2002	1	1,598	5	1 297	2,901	10	2,911
Foreign currency translation differences	-	-	(3)	-	(3)	(3)	(6)
Net profit for the year	-	-	-	632	632	15	647
Dividend	-	-	-	(277)	(277)	(1)	(278)
Balance at 31 March 2003	1	1,598	2	1,652	3,253	21	3,274
Premium on issue of share capital used for share options	-	15	-	-	15	-	15
Foreign currency translation differences	-	-	(7)	-	(7)	(6)	(13)
Net profit for the year	-	-	-	688	688	11	699

Dividend	-	-	-	(364)	(364)	(2)	(366)
Balance at 31 March 2004	1	1613	(5)	1,976	3,585	24	3,609

By order of the board

MJ Bowman
Managing director

V Pillay
Financial director

29 April 2004

Directorate and administration

Non-executive chairman
EAG Mackay

Independent non-executive directors
MP Adonisi
PM Bester

Non-executive directors
JA Mabuza
MI Wyman (British)

Executive directors
MJ Bowman (managing director)
EM Borcherds
TK Gibbon
MJ Hoy
AP Lemmert
HBB Lloyd
V Pillay
TC Sanderson

Company secretary
S Pienaar

Registered office
ABI House
14 Pongola Crescent
Eastgate Extension 17
Sandton 2199
P O Box 76202
Wendywood 2144
South Africa

Transfer secretaries
Computershare Limited
70 Marshall Street
Johannesburg 2001
PO Box 61051
Marshalltown 2107
South Africa

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SABMiller plc

2. Name of shareholder having a major interest

Brandes Investment Partners, LLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of party named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of US$0.10 each

10. Date of transaction

Not disclosed. Figures given as at 16 April 2004

11. Date company informed

Notification received on 22 April 2004

12. Total holding following this notification

47,631,535 ordinary shares and 8,105,528 American Depository Receipts.

13. Total percentage holding of issued class following this notification

5.6 % of issued ordinary share capital

14. Any additional information

Each American Depository Receipt is the equivalent of one (1) ordinary share of SABMiller plc.

15. Name of contact and telephone number for queries

Greg Martin 01483 264067

16. Name and signature of authorised company official responsible for making this notification

Greg Martin Company Secretarial Assistant

Date of notification

23 April 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SABMiller plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of party named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See additional information

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of US$0.10 each

10. Date of transaction

Not disclosed. Figures given as at 26 March 2004

11. Date company informed

Notification received on 31 March 2004

12. Total holding following this notification

40,163,877 ordinary shares

13. Total percentage holding of issued class following this notification

4.02% of issued ordinary share capital

14. Any additional information

Notification was received from Barclays Bank plc, under S198 and 202(3) Companies Act 1985, of a notifiable interest of 4.02% in the ordinary issued share capital of SABMiller plc, through the legal entities listed below

Legal Entity	Holding	% Held
Barclays Global Fund Advisors	962,401	0.0963%
Barclays Global Investors Ltd	23,534,729	2.3544%
Barclays Global Investors, N.A.	12,067,885	1.2073%
Barclays Global Investors Australia Ltd	456,909	0.0457%
Barclays Life Assurance Co Ltd	1,797,333	0.1798%
Barclays Capital Securities Ltd	174,090	0.0174%
Barclays Global Investors Japan Ltd	253,219	0.0253%
Barclays Private Bank and Trust Ltd	8,089	0.0008%
Barclays Global Investors Japan Trust & Banking	909,222	0.0910%
TOTAL:	**40,163,877**	**4.0180%**

15. Name of contact and telephone number for queries

Greg Martin 01483 264067

16. Name and signature of authorised company official responsible for making this notification

Greg Martin Company Secretarial Assistant

Date of notification

31 March 2004

SABMiller plc Trading Update

London and Johannesburg, 23 March, 2004. SABMiller plc today issued the following update on trading for the 11 months to February 2004, as the group's financial year nears completion.

Organic lager volume growth continues, increasing by just over 3% for the 11 months to February 2004, and the group's operating performance remains strong.

Miller sales to retailers ("STRs") for the 11 months are down 2.7% on a *pro forma* basis. This contrasts with the 9 month decline to December 2003, when STRs were down 3.4%. The slowing of the volume decline trend can be attributed to continued growth in Miller Lite brand sales offset by some weaker performances elsewhere in the brand portfolio. There has been no material change in the level of distributor inventories in the current year, following the reduction in the prior year. Miller financial performance is ahead of our expectations reflecting better Miller Lite volumes, efficiencies and improved effectiveness in marketing spend, and benefits from restructuring. Overall, the execution of the Miller turnaround strategy remains on schedule.

In Central America, beer volumes have grown by some 4%, whilst sales of carbonated soft drinks are down 4.5% reflecting a slowing of the negative trend. Our initiatives in improving the brand portfolios and stimulating growth in beer consumption, together with benefits from lower costs following a wide-ranging restructuring programme, have enhanced financial performance.

Volumes in our Europe business remain strong, with year to date organic lager volumes some 8% above the prior year, leading to financial performance being in line with our expectations. The integration projects within Peroni remain on plan although its profitability for the period is impacted by integration costs and significant investment behind our brands, particularly in support of the launch of Miller Genuine Draft.

The Africa and Asia business has delivered an increase of some 3% in organic lager volume over the prior year. The division is producing a strong operating performance from its portfolio of businesses, and this has been enhanced by favourable currency movements.

Beer South Africa has grown volumes by nearly 3% on a comparable basis, and ABI has achieved carbonated soft drink volume growth of over 7%. Earnings in both units reflect good underlying operating performances.

Our business has continued the momentum of organic growth achieved in the first half of our financial year, with Miller and Central America delivering financial performance above our expectations in the second half of the financial year to date.

Ends

Notes to Editors:

SABMiller plc is one of the world's largest brewers, with 2002/03 lager volumes in excess of 115 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2003, the group generated US$770 million pre-tax profit from a turnover of US$9,112 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website. www.sabmiller.com

Contact:

Sue Clark Director of Corporate Affairs SABMiller plc	Tel: + 44 (0) 20 7659 0184 Mob: + 44 (0) 7850 285471
Gary Leibowitz VP of Investor Relations SABMiller plc	Tel: +44 (0) 20 7659 0174 Mob: +44 (0) 7717 428540
Nigel Fairbrass Head of Corporate Communications (Finance) SABMiller plc	Tel: +44 (0) 20 7659 0105 Mob: +44 (0) 7799 894265

18 March 2004

SABMiller announces new joint ventures with Castel Group in Algeria and Morocco

SABMiller plc today announces the establishment of two separate joint ventures with its pan-African partner the Castel Group ("Castel") in the French speaking territories of Algeria and Morocco (collectively "the transaction").

The Algerian joint venture has been effected by SABMiller acquiring a 25% direct interest in two Castel carbonated soft drink plants and one brewery in Algeria, together with a 15.78% stake in a second brewery, in which Castel is a majority shareholder. The Moroccan joint venture has been effected by SABMiller acquiring a 25% interest in a holding company which has controlling interests in three breweries, a malting plant and a wet depot in Morocco. As a consequence of these investments by SABMiller and its existing 20% stake in Castel's operations in Africa, these joint ventures are effectively owned 60% by Castel and 40% by SABMiller.

The day-to-day operations of the joint ventures will be managed by Castel, which has a significant presence and expertise in French speaking Africa. The parties will co-operate in a number of important areas such as procurement and new technical initiatives, whilst drawing on the resources of the respective groups.

In the year ended 31 December 2003 the joint venture businesses included in the transaction generated sales of US$86 million, comprising 1.2 million hectolitres of lager beer and 900 000 hectolitres of carbonated soft drink.

SABMiller's direct investment in the joint venture businesses comprises US$25 million in the Algerian joint venture and US$21 million in the Moroccan joint venture. The initial impact of the transaction on SABMiller's earnings and gearing is expected to be neutral.

Graham Mackay, Chief Executive of SABMiller, said: "We are delighted to have the opportunity of cementing our strong relationship with the Castel Group of France through the establishment of the Algerian and Moroccan joint ventures. The pan-African strategic alliance between our groups has progressed from strength to strength, and the underlying operations have performed admirably in often challenging conditions."

Pierre Castel, Chairman of the Castel Group, commented: "It was always the parties' intention to enter into joint ventures where new opportunities could be exploited, and certain opportunities were earmarked at the time the strategic alliance was formed. We are pleased that SABMiller will join us in the development of these businesses which have significant potential, and also look forward to other joint ventures with SABMiller in Africa."

Ends

Notes to Editors

Algeria - Carbonated Soft Drinks

In Algeria the joint venture companies producing and distributing carbonated soft drink are Société de Boissons de l'Ouest, Algérien ("SBOA"), situated in Oran, and Skikda Bottling Company ("SBC"), situated in Skikda.

The size of the carbonated soft drink market in Algeria is approximately 5 million hectolitres per annum, 2 million hectolitres of which is supplied by smaller bottlers. The joint venture produces and distributes "Coke", "Fanta", "Sprite" and "Fresca" and commands a 31% market share among the larger distributors. The two joint venture carbonated soft drink companies have a capacity of approximately 2 million hectolitres per annum.

Algeria - Beer

The joint venture companies brewing and distributing beer are Société des Nouvelles Brasseries ("SNB"), situated in Oran, and Algerienne de Bavaroise ("Albav"), situated in Wilaya Taref.

The size of the beer market in Algeria is approximately 900 000 hectolitres per annum. The joint venture produces and distributes the brands "Shems", "Bavaroise", "Beaufort", "Castel Beer" and "33 Export" and already commands a 29% market share. The two joint venture brewing companies together have the capacity to brew 500 000 hectolitres per annum which could be increased by 200 000 hectolitres per annum with minimal additional investment.

Currently, there is low per capita consumption across both the carbonated soft drink and the beer industries with both industries facing good growth prospects.

The Algerian joint venture controls the entire issued share capitals of SBOA, SBC and SNB and 63% of the issued share capital of Albav.

Morocco - Beer

The joint venture company in Morocco is Marocaine d'Investissements et de Services ("MDI"), situated in Casablanca. MDI owns a 54% interest in Societe des Brasseries du Maroc ("SBM") a company listed on the Casablanca Stock Exchange which brews and distributes beer under the following brands "Castel", "33 Export", "La Gazelle", "Special Flag", "Stork", "Flag Pils", "Casablanca", "Kania" and a non-alcoholic beer "Crown". SBM also brews approximately 100 000 hectolitres of Heineken and Amstel under licence.

The size of the beer market in Morocco is approximately 1 000 000 hectolitres per annum with reasonable growth prospects over the next five years. The joint venture commands a 95% market share and has a capacity to brew approximately 1.3 million hectolitres per annum.

SABMiller plc

SABMiller plc is one of the world's largest brewers, with 2002/03 lager volumes in excess of 115 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2003, the group generated US$770 million pre-tax profit from a turnover of US$9,112 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website. www.sabmiller.com

Contacts:

Gary Leibowitz
VP of Investor Relations — Tel: +44 (0) 20 7659 0119
SABMiller plc — Mob: +44 (0) 7717 428540

Nigel Fairbrass
Head of Corporate Communications (Finance) — Tel: +44 (0) 20 7659 0105
SABMiller plc — Mob: +44 (0) 7799 894265

RECEIVED
2004 MAY 24 P 1:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SABMILLER PLC

"The Company was advised on 04 February 2004, that the Trustee of the SABMiller Employees' Benefit Trust ("the EBT") had that day completed the purchase of one million SABMiller plc ordinary shares at an average price per share of £5.403716. This purchase was made to provide the EBT with greater capacity to meet potential future conditional obligations in respect of restricted shares conditionally awarded under the Company's Performance Share Award Scheme and also to satisfy, upon exercise, stock appreciation rights awarded under the Company's International Employee Stock Appreciation Rights Scheme. Pursuant to this purchase the EBT's shareholding is 2,855,607 ordinary shares."

ENDS